SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No.   )1

Javelin Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

471894105
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑           Rule 13d-1(b)
☐           Rule 13d-1(c)
☐           Rule 13d-1(d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 471894105	13G	Page 2 of 10

1	NAME OF REPORTING PERSON: Canyon Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 95-4688436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,289,756
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,289,756
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,756
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.08%
12	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 471894105	13G	Page 3 of 10

1	NAME OF REPORTING PERSON: Mitchell R. Julis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,289,756
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,289,756
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,756
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.08%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 471894105	13G	Page 4 of 10

1	NAME OF REPORTING PERSON: Joshua S. Friedman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,289,756
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,289,756
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,756
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.08%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 471894105	13G	Page 5 of 10

1	NAME OF REPORTING PERSON: K. Robert Turner I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,289,756
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,289,756
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,289,756
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.08%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 471894105	13G	Page 6 of 10

ITEM 1(a).	NAME OF ISSUER:
Javelin Pharmaceuticals, Inc. (“Javelin”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

125 Cambridge Park Drive Cambridge, MA 02140

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is being filed on behalf of the following persons*:
(i)	Canyon Capital Advisors LLC (“CCA”)
(ii)	Mitchell R. Julis
(iii)	Joshua S. Friedman
(iv)	K. Robert Turner

CCA is the investment advisor to the following persons:
(i)	Canyon Value Realization Fund, L.P. (“VRF”)
(ii)	The Canyon Value Realization Fund (Cayman), Ltd. (“CVRF”)
(iii)	Canyon Value Realization Fund MAC 18, Ltd. (“CVRFM”)
(iv)	Citi Canyon Ltd. (“Citi”)
(v)	Canyon Balanced Equity Master Fund, Ltd. (“CBEF”)

*	Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

       The principal business office of the persons comprising the group filing this Schedule 13G is located at 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA  90067.

ITEM 2(c).	CITIZENSHIP:
CCA:	a Delaware limited liability company
VRF:	a Delaware limited partnership
CVRF:	a Cayman Islands corporation
CVRFM:	a Cayman Islands corporation
Citi:	a Cayman Islands corporation
CBEF:	a Cayman Islands corporation
Mitchell R. Julis:	United States
Joshua S.mFriedman:	United States
Robert K. Turner	United States

CUSIP NO. 471894105	13G	Page 7 of 10

ITEM 2(d).             TITLE OF CLASS OF SECURITIES:

The class of securities beneficially owned by the persons filing this statement is common stock.

ITEM 2(e).             CUSIP Number:

471894105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☑	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 471894105	13G	Page 8 of 10

ITEM 4.	OWNERSHIP:
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 5) on this Schedule 13G is hereby incorporated by reference.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following.  [  ]

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

CCA is an investment advisor to various managed accounts, including VRF, CVRF, CVRFM, Citi, and CBEF, with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts.  Messrs. Julis, Friedman, and Turner control entities which own 100% of CCA.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

CUSIP NO. 471894105	13G	Page 9 of 10

ITEM 10.                CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: /s/ John H. Simpson
Name:   John H. Simpson
Title:     Chief Operating Officer

 /s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

 /s/ Mitchell R. Julis
MITCHELL R. JULIS
/s/ K. Robert Turner
K. ROBERT TURNER

CUSIP NO. 471894105	13G	Page 10 of 10

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of Javelin.

Dated:  February 17, 2009

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: /s/ John H. Simpson
Name:   John H. Simpson
Title:     Chief Operating Officer

 /s/ Joshua S. Friedman
JOSHUA S. FRIEDMAN

 /s/ Mitchell R. Julis
MITCHELL R. JULIS

/s/ K. Robert Turner
K. ROBERT TURNER